Mail Stop 4561

April 14, 2008

Via U.S. Mail and Fax (248) 208-2640
Ms. Karen Dearing
Chief Financial Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

      RE: **Sun Communities, Inc.**
               Form 10-K for the period ended December 31, 2007
               Filed March 17, 2008
               File No. 333-72461

Dear Ms. Dearing:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Operations, page F-7

1. Please clarify to us the components of income from real property. We note from page 39 that only $21.7 million is related to site rental revenue. In your response please describe each stream of revenue that is recorded as income from real property.

Note 1. Summary of Significant Accounting Policies

g. Investments in and Advances to Affiliates, page F-12

2. Your disclosure indicates that in addition to losses allocated from your equity investee, you recorded impairment losses of $1.9 million and $18 million in 2007 and 2006, respectively, on the carrying value of your equity investment, which has been included in equity loss from affiliate. However, the table on page F-13 shows that your portion of the loss allocated from the equity investment is equal to the equity in loss from affiliate as presented on your consolidated statements of operations. Please clarify to us where the impairment losses are reflected in your financial statements.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief